Unaudited interim condensed consolidated financial statements as at March 31, 2026
Valneva SE

I.	Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended March 31,
in € thousand	2026	2025
Product sales	30,517	48,598
Other revenues	386	634
REVENUES	30,904	49,232
Cost of goods and services	(26,180)	(23,043)
Research and development expenses	(15,215)	(14,953)
Marketing and distribution expenses	(6,969)	(10,393)
General and administrative expenses	(8,169)	(8,964)
Other income and expenses, net	1,934	2,160
OPERATING PROFIT/(LOSS)	(23,696)	(5,960)
Finance income	526	511
Finance expenses	(5,092)	(5,979)
Foreign exchange gain/(loss), net	(2,988)	3,670
PROFIT/(LOSS) BEFORE INCOME TAX	(31,249)	(7,758)
Income tax benefit/(expense)	(824)	(1,474)
PROFIT/(LOSS) FOR THE PERIOD	(32,073)	(9,232)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	(0.18)	(0.06)
Diluted	(0.18)	(0.06)

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	Three months ended March 31,
in € thousand	2026	2025
PROFIT/(LOSS) FOR THE PERIOD	(32,073)	(9,232)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	(207)	983
Other comprehensive income/(loss) for the period, net of tax	(207)	983
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	(32,280)	(8,249)

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Unaudited interim condensed consolidated financial statements as at March 31, 2026
Valneva SE

II.	Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	March 31, 2026	December 31, 2025
ASSETS
Non-current assets	170,574	176,296
Intangible assets	21,631	22,349
Right of use assets	17,954	18,558
Property, plant and equipment	115,654	119,474
Deferred tax assets	7,759	8,326
Other non-current assets	7,577	7,590
Current assets	201,439	222,540
Inventories	50,584	50,232
Trade receivables	10,132	27,813
Other current assets	35,458	34,846
Cash and cash equivalents	105,265	109,650
TOTAL ASSETS	372,013	398,836

EQUITY
Share capital	26,082	26,031
Share premium	676,820	675,940
Other reserves	84,991	83,318
Retained earnings/(Accumulated deficit)	(679,121)	(563,928)
Profit/(Loss) for the period	(32,073)	(115,192)
TOTAL EQUITY	76,699	106,168
LIABILITIES
Non-current liabilities	201,095	199,334
Borrowings	164,062	161,261
Lease liabilities	24,432	25,343
Refund liabilities	6,734	6,684
Provisions	1,198	1,392
Deferred tax liabilities	4,430	4,409
Other non-current liabilities	239	246
Current liabilities	94,219	93,334
Borrowings	18,271	17,905
Trade payables and accruals	21,806	24,540
Income tax liability	65	1
Tax and Employee-related liabilities	22,295	19,555
Lease liabilities	2,740	2,739
Contract liabilities	427	432
Refund liabilities	10,869	10,814
Provisions	12,334	11,659
Other current liabilities	5,411	5,689
TOTAL LIABILITIES	295,314	292,668
TOTAL EQUITY AND LIABILITIES	372,013	398,836

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Unaudited interim condensed consolidated financial statements as at March 31, 2026
Valneva SE

III.	Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Three months ended March 31,
in € thousand	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	(32,073)	(9,232)
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	14,533	10,262
Changes in non-current operating assets and liabilities	3	409
Changes in working capital	17,224	(9,175)
Cash used in operations	(312)	(7,736)
Income tax paid	(1)	(411)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(313)	(8,148)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(247)	(1,402)
Purchases of intangible assets	(5)	(71)
Proceeds from sale and purchase of MMF investments	437	—
Interest received	89	511
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	275	(961)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	920	—
Proceeds from borrowings, net of transaction costs	(516)	—
Payment of lease liabilities	(685)	(685)
Interest paid (1)	(4,409)	(4,896)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES	(4,689)	(5,582)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,727)	(14,690)
Cash and cash equivalents at beginning of the year	109,650	168,271
Exchange gains/(losses) on cash	342	(590)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	105,265	152,990
(1) Cash flows relating to the interest on the lease liabilities amounted to €0.2 million as at March 31, 2026 (2025: €0.2 million)

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Unaudited interim condensed consolidated financial statements as at March 31, 2026
Valneva SE

IV.	Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2026	26,031	675,940	83,318	(563,928)	(115,192)	106,168
Total comprehensive income/(loss)	—	—	(207)	—	(32,073)	(32,280)
Income appropriation	—	—	—	(115,192)	115,192	—
Share-based compensation expense:
Value of services	—	—	1,880	—	—	1,880
Exercises	51	881	—	—	—	931
BALANCE AS AT MARCH 31, 2026	26,082	676,820	84,991	(679,121)	(32,073)	76,699

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025	24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)	—	—	983	—	(9,232)	(8,249)
Income appropriation	—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services	—	—	2,249	—	—	2,249
BALANCE AS AT MARCH 31, 2025	24,378	647,600	76,434	(563,928)	(9,232)	175,253

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